Marcelo A. Mottesi Partner 55 Hudson Yards | New York, NY 10001-2163 T: 212.530.5602 MMOTTESI@milbank.com

October 5, 2020

Compañía de Minas Buenaventura S.A.A.

Form 20-F for the Fiscal Year ended December 31, 2019, filed April 10, 2020

File No. 001-14370

Ms. Lily Dang

Mr. Ken Schuler

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Dang, Mr. Schuler:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated August 21, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”). For your convenience, we have reproduced the Staff’s comment in italics and have provided responses immediately below.

On behalf of the Company, we are providing with this letter supplemental materials (“Supplemental Materials”) in response to the Staff’s comments and in support of information in our Form 20-F. Due to the sensitive nature of certain information contained in the Supplemental Materials, we have filed a separate request letter with the Office of FOIA Services for confidential treatment of the Supplemental Material (the “Confidential Information” and, together with the request letter, the “Confidential Material”) under the U.S. Freedom of Information Act, 5 U.S.C. § 552 (the “FOIA”), 17 C.F.R. § 200.83 (“Rule 83”) and the SEC’s rules and regulations promulgated under the FOIA. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), the Company respectfully requests that the Staff, upon completion of its review, return each of the Supplemental Materials furnished to the Staff. As noted in the request for confidential treatment, if you have any questions or if we can provide any additional information, please do not hesitate to contact the persons listed at the end of this response letter

October 5, 2020

SEC Comment No. 1.

Property, Plants and Equipment

Reserves, page 53

We note that you disclose total proven and probable reserves of 6.00 million ounces of gold and 241.67 million ounces of silver as of December 31, 2019 in the fourth and fifth paragraphs on page 53.

Please expand your disclosures to also summarize your copper and molybdenum reserves, and to include a reconciliation of the reserve information that you provide for consolidated properties on page 54, the Yanacocha property on page 56, and the Cerro Verde property on page 87, to your estimates of total proven and probable reserves. Please also specify the reserves that are attributable to your interests on separate lines within each tabulation, including your tabulations in Selected Financial Data on pages 4, 6 and 7.

Response to SEC Comment No. 1.

In response to the Staff’s request, the Company’s future filings will include a summary of the Company’s copper and molybdenum reserves. The Company’s future filings will also include a reconciliation of the reserve information that the Company provides for consolidated properties, the Yanacocha property, and the Cerro Verde property, to the Company’s estimates of total proven and probable reserves. Further, the Company’s future filings will also specify the reserves that are attributable to the Company’s interests on separate lines within each tabulation, including the tabulations in the Selected Financial Data section of the Form 20-F.

As of December 31, 2019, the Company’s total proven and probable reserves, including the Company’s equity share in the proven and probable reserves of El Brocal (61.43%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were 6.00 million ounces of gold, 241.67 million ounces of silver, 4.8 million metric tons of copper and 0.6 million metric tons of molybdenum.

The following table includes a reconciliation of the reserve information that the Company provides for consolidated properties to the Company’s estimates of total proven and probable reserves:

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Proven and probable reserves
Gold (oz.) (1)	2,984,673	1,001,169	1,245,213	1,403,029	1,175,724
Gold attributable to the Company based on equity participation (oz.) (2)	2,670,645	888,138	1,109,089	1,211,045	936,965
Silver (oz.) (1)	200,692,359	194,214,607	147,329,793	158,428,655	132,617,631
Silver attributable to the Company based on equity participation (oz.) (2)	167,690,445	162,011,917	124,925,059	133,183,025	107,740,214

(1)	The amounts in this table reflect the reserves of all of the Company’s consolidated subsidiaries, including El Brocal and La Zanja.
(2)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including the Company’s equity participation in El Brocal (61.43% from 2017 to 2019, 61.32% in 2016 and 54.07% in 2015) and La Zanja (53.06% for all years shown)

October 5, 2020

In response to the Staff’s request, the Company would like to note that upon review of the applicable reserves report, the Company has confirmed that the Form 20-F included an involuntary error in the figure relating to “Gold proven and probable reserves (Total Yanacocha) (oz.)” for the year 2019, which has been corrected in the table below, and which shall be corrected in future filings.

The following table includes a reconciliation of the reserve information that the Company provides for the Yanacocha property to the Company’s estimates of total proven and probable reserves:

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Gold proven and probable reserves (Total Yanacocha) (oz.)	6,938	7,423	3,830	4,362	5,057
Gold proven and probable reserves attributable to the Company based on equity participation (oz.) (1)	3,028	3,240	1,760	1,904	2,207

(1)	Company’s equity participation in Yanacocha was 43.65% for all the years, except for 2017 when such participation was 45.95%.

The following table includes a reconciliation of the reserve information that the Company provides for the Cerro Verde property to the Company’s estimates of total proven and probable reserves:

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Copper proven and probable reserves (Total Cerro Verde) (in metric tons)	4,265,232	4,324,461	3,577,276	3,673,229	3,855,939
Copper proven and probable reserves (attributable to the Company based on equity participation) (in metric tons) (1)	835,132	846,729	700,431	719,218	754,993

(1)	BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.

SEC Comment No. 2.

Please provide footnote disclosures (3) through (10), as referenced in the mining property column headers in the tabulations on page 54.

Response to SEC Comment No. 2.

In response to the Staff’s request, the Company informs that references to footnotes (3) through (10) of the mining property column headers in the tabulations on page 54 were included in error. The full tables (including all applicable footnotes) are shown below, and the Company will correct this error in future filings.

October 5, 2020

Proven Ore Reserves as of December 31, 2019 (1) (2) (3) (4) (5) (6)

	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Tantahuatay	Colquijirca	Marcapunta	Total/ Average

Ore Reserves (t)	153,866	3,913,183	166,957	359,825	354,424	52,565,887	6,097,263	19,837,230	83,448,635
Grade:
Gold (g/t)	12.38		0.207	4.89	0.40	0.35		0.51	0.39
Silver (g/t)	18.64	266.94	654.09	104.46	9.05	6.94	65.61	25.48	0.95
Copper (%)			0.45				0.16	1.53	0.38
Zinc (%)		2.09		2.00			2.48		0.29
Lead (%)		1.25	2.09	1.48			1.19		0.16

Content:
Gold (oz.)	61,261		1,112	56,514	4,600	590,658		322,970	1,037,116
Silver (oz.)	92,224	33,583,879	3,511,027	1,208,403	103,135	11,732,995	12,861,713	16,251,210	79,344,585
Copper (t)			748				9,756	303,163	313,667
Zinc (t)		81,791		7,186			151,029		240,006
Lead (t)		48,753	3,490	5,318			72,842		130,403

Probable Ore Reserves as of December 31, 2019 (1) (2) (3) (4) (5) (6)

	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Tantahuatay	Colquijirca	Marcapunta	Total/ Average

Ore Reserves (t)	472,409	6,512,595	88,140	2,085,782	205,741	14,292,769	8,658,777	42,125,621	74,441,833
Grade:
Gold (g/t)	9.219		0.113	3.549	0.423	0.32		0.48	0.49
Silver (g/t)	13.98	310.50	652.78	144.50	7.31	11.78	55.81	30.07	1.86
Copper (%)			0.38				0.11	1.47	0.84
Zinc (%)		2.00		1.60			2.54		0.52
Lead (%)		1.16	1.84	1.23			1.16		0.27

Content:
Gold (oz.)	140,015		320	238,012	2,801	146,383		649,502	1,177,033
Silver (oz.)	212,387	65,013,963	1,849,828	9,689,847	48,386	5,412,208	15,535,733	40,730,615	138,492,966
Copper (t)			338				9,525	617,273	627,136
Zinc (t)		130,148		33,459			220,323		383,929
Lead (t)		75,606	1,618	25,684			100,442		203,350

(1)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case of December 31, 2019. As of December 31, 2019, SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, El Brocal, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani.
(2)	For the year ended December 31, 2019, reserves for our wholly-owned and subsidiary mines, were calculated using the following prices: US$1,300 per ounce of gold, US$16.30 per ounce of silver, US$ 2,800 per metric ton of zinc, US$2,200 per metric ton of lead and US$6,200 per metric ton of copper.
(3)	Variable metallurgical recovery assumptions (as a function of grade and relative metal distribution in individual concentrates).
(4)	Commercial terms based on historical data.
(5)	Variable cut-offs estimated by mining method and mining area and based on historical data and costs.
(6)	Variable modifying factors (dilution and mining recoveries) based on ground conditions and proposed mining method.

SEC Comment No. 3.

We note your disclosure on page 56 of production and reserves associated with the Yanacocha property, including specification of the attributable ounces of gold production, attributable ounces of gold reserves, and attributable pounds of copper. However, the attributable amounts appear to pertain to Newmont Mining rather than Buenaventura.

October 5, 2020

Please revise these disclosures as necessary to distinguish between your interests and those attributable to other parties.

Response to SEC Comment No. 3.

In response to the Staff’s request, the Company would like to note that upon review of the applicable reserves report, the Company has confirmed that the Form 20-F included an involuntary error in the figure relating to “Gold Reserves as of December 31, 2019”, which has been corrected in the table below. Such error will be corrected in future filings, and such future filings will also include detail of the Company’s interests and those attributable to other parties in line with the following information.

The following table details proven and probable gold reserves for Yanacocha as of December 31, 2019:

Gold Reserves as of December 31, 2019 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousand metric tons)	(gr/ton)	(in thousands)	(in thousand metric tons)	(gr/ton)	(in thousands)	(in thousand metric tons)	(gr/ton)	(in thousands)	Recovery
Total Yanacocha(2)	22,172	0.72	512	199,662	1.00	6,426	221,834	0.97	6,938	76%
Attributable to BVN (3)	9,678	0.72	223	87,152	1.00	2,805	96,831	0.97	3,028	76%

(1)	Proven and probable reserves, as of December 31, 2019 reserves were calculated at an estimated gold price of $1,200 per ounce, unless otherwise noted.
(2)	The reserves shown for Yanacocha are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 43.65% equity participation in Yanacocha.

SEC Comment No. 4.

We note that you have provided reserve disclosures for directly operated properties on page 54 and the Yanachocha property on page 56. However, you have not provided information for your interests in Cerro Verde under this heading, although we note limited disclosure of copper production and reserves on pages 7 and 87.

Please expand your disclosures under this heading to provide comparable details of grade and content for the Cerro Verde copper, silver and molybdenum reserves, and for the Yanacocha copper reserves mentioned on page 56.

Please also disclose the extent to which the reserves quantified in this section represent all of your interests in mining properties; and identify those for which you have not provided such information along with your rationale.

October 5, 2020

Response to SEC Comment No. 4.

In response to the Staff’s request, the Company’s future filings will provide comparable details of grade and content for the Cerro Verde copper, silver and molybdenum reserves, and for the Yanacocha copper reserves.

The following tables provide grade and content information for the Cerro Verde copper, silver and molybdenum reserves as of December 31, 2019:

Copper Reserves as of December 31, 2019 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Lbs.	Tonnage	Grade	Lbs.	Tonnage	Grade	Lbs.	Metallurgical
Deposits/Districts	(in million metric tons)	(%)	(in millions)	(in million metric tons)	(%)	(in millions)	(in million metric tons)	(%)	(in millions)	Recovery
Total Cerro Verde(2)	874	0.37	6,083	3,391	0.35	22,581	4,265	0.35	28,664	85.9%
Attributable to BVN (3)	171	0.37	1,191	664	0.35	4,421	835	0.35	5,612	85.9%

(1)	Proven and probable reserves, as of December 31, 2019 were calculated at an estimated copper price of $2.5 per pound.
(2)	The reserves shown for Cerro Verde are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 19.58% equity participation in Cerro Verde.

Silver Reserves as of December 31, 2019 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in million metric tons)	(g/t)	(in millions)	(in million metric tons)	(g/t)	(in millions)	(in million metric tons)	(g/t)	(in millions)	Recovery
Total Cerro Verde(2)	809	1.97	23	3,361	1.87	90	4,170	1.89	113	44.7%
Attributable to BVN (3)	158	1.97	5	658	1.87	18	816	1.89	22	44.7%

(1)	Proven and probable reserves, as of December 31, 2019 were calculated at an estimated silver price of $15 per ounce.
(2)	The reserves shown for Cerro Verde are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 19.58% equity participation in Cerro Verde.

Molybdenum Reserves as of December 31, 2019 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Lbs.	Tonnage	Grade	Lbs.	Tonnage	Grade	Lbs.	Metallurgical
Deposits/Districts	(in million metric tons)	(%)	(in millions)	(in million metric tons)	(%)	(in millions)	(in million metric tons)	(%)	(in millions)	Recovery
Total Cerro Verde(2)	809	0.02	153	3,361	0.01	545	4,170	0.01	699	54.3%
Attributable to BVN (3)	158	0.02	30	658	0.01	107	816	0.01	137	54.3%

(1)	Proven and probable reserves, as of December 31, 2019 were calculated at an estimated molybdenum price of $10 per pound.
(2)	The reserves shown for Cerro Verde are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 19.58% equity participation in Cerro Verde.

October 5, 2020

The following table provides grade and content information for the Yanacocha copper reserves as of December 31, 2019:

Copper Reserves as of December 31, 2019 (1)(2)
	Proven Reserves					Probable Reserves			Proven and Probable Reserves
	Tonnage		Grade	Lbs.		Tonnage	Grade	Lbs.	Tonnage	Grade	Lbs.	Metallurgical
Deposits/Districts	(in thousand metric tons)		(%)	(in millions)		(in thousand metric tons)	(%)	(in millions)	(in thousand metric tons)	(%)	(in millions)	Recovery
Total Yanacocha (2)	-		-	-		104,388	0.63	1,455	104,388	0.63	1,455	83%
Attributable to BVN (3)		-	-		-	20,439	0.63	635	20,439	0.63	635	83%

(1)	Proven and probable reserves, as of December 31, 2019 were calculated at an estimated copper price of $ 2.75 per pound.
(2)	The reserves shown for Yanacocha are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 43.65% equity participation in Yanacocha

Finally, in connection with the Staff’s request that the Company also disclose the extent to which the reserves quantified in this section represent all of the Company’s interests in mining properties, we confirm this is correct. We would only note that the Company’s consolidated total proven and probable reserves set forth in the Company’s response to SEC Comment No. 1 also include those reserves arising from the Company’s wholly-owned operations in San Gabriel (amounting to 1.7 million ounces of gold) and in Trapiche (amounting to 1.4 million metric tons of copper).

SEC Comment No. 5.

Please verify your computations of the average ore grade figures presented for Cerro Verde on page 87, for leachable and millable ore, and provide us with a reconciliation to the corresponding information in the underlying mine reports.

Response to SEC Comment No. 5.

In response to the Staff’s request, the Company has confirmed that the Form 20-F included an involuntary error in the figure relating to the “Average copper grade of leachable ore reserves (%)” for the year 2018 and to the “Average copper grade of millable ore reserves (%)” for the year 2019 due to rounding, and to “Average copper grade of leachable ore reserves (%)” for the year 2019 due to a typographical error, which shall be corrected in future filings.

Presented in the table below are the Company’s verified computations of the average ore grade figures presented for Cerro Verde on page 87 of the Form 20-F, for leachable and millable ore for the years ended December 31, 2018 and 2019:

October 5, 2020

	As of and for the year ended December 31,
	2018	2019
Proven and Probable Reserves (1)
Proven:
Leachable ore reserves (metric tons in thousands)	44,000	65,000
Millable ore reserves (metric tons in thousands)	830,000	809,000
Probable:
Leachable ore reserves (metric tons in thousands)	89,000	31,000
Millable ore reserves (metric tons in thousands)	3,361,000	3,361,000
Average copper grade of leachable ore reserves (%)	0.24	0.32
Average copper grade of millable ore reserves (%)	0.36	0.36

(1)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data” of the Form 20-F. Cerro Verde used US$2.5 per pound of copper to determine copper as of December 31, 2019. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located in the Form 20-F. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

In connection with the Staff’s request that the Company provide the Staff with a reconciliation to the corresponding information in the underlying mine reports, we note that the figures corresponding to average copper grade of millable ore reserves can be found in page 9 of the Cerro Verde Ore Reserves Report (as defined below), while the figures corresponding to the average copper grade of leachable ore reserves correspond to the weighted average of proven and probable crushed leach and ROM leach reserves, which can be found in page 9 of the Cerro Verde Ore Reserves Report.

SEC Comment No. 6.

With regard to the proven and probable reserves associated with the Yanacocha and Cerro Verde properties, we will need to view the technical reports and other information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as outlined in paragraph (c) of Industry Guide 7.

For example, this information should include the following:

•	Property and geologic maps

•	Description of the sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of the cut-off calculation procedures

•	Cutoff grades used for each category of reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of the procedures that have been followed in estimating reserves

•	Engineering or geological reports, including executive summaries of feasibility studies or mine plans and cash flow analyses

•	A detailed schedule of permitting and governmental approvals required for the project, identifying the primary environmental and construction approvals, and your current status relative to the schedule.

October 5, 2020

These documents should be formatted as Adobe PDF files; and you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above.

Please also provide the name and phone number for a technical person whom he may call if he has technical questions about the reserves.

Response to SEC Comment No. 6.

As disclosed in the Company’s Form 20-F, the Company holds (i) a 43.65% ownership interest in Yanacocha, with the remaining 51.35% and 5.00% held, respectively, by Newmont Second Capital Corporation (“NSCC”) and Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation, and (ii) a 19.58% ownership interest in Cerro Verde, with the remaining 53.56%, 21.00% and 5.86% held, respectively, by Freeport-McMoRan Inc. (“FCX”), SMM Cerro Verde Netherlands B.V. and other stockholders whose shares are publicly traded on the Lima Stock Exchange.

Newmont International Services, an affiliate of NSCC, is the operator of Yanacocha’s mines, while FCX is the operator of the Cerro Verde mines. As such, NSCC and FCX have respectively provided to the Company copies of (i) the Competent Person Report prepared in respect of Yanacocha’s Reserves and Resources as of December 31, 2019 (the “Yanacocha Competent Person Report”), (ii) the Yanacocha Sulfides Feasibility Study Final Report dated March 15, 2019 (the “Yanacocha Sulfides Feasibility Study”, and jointly with the Yanacocha Competent Person Report, the “Yanacocha Reports”) and (iii) the Ore Reserves Report for the Cerro Verde Mine as of December 31, 2019 (the “Cerro Verde Ore Reserves Report”).

In response to the Staff’s comment, we are providing to the Staff on a supplemental basis under separate cover a copy of the Yanacocha Reports and the Cerro Verde Ore Reserves Report. Such supplemental submission includes a request that the materials be kept confidential in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 CFR 200.83) and that such materials be returned following review in accordance with Rule 12b-4 of the Exchange Act. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Form 20-F. For the Staff’s ease of reference, below is a table identifying where certain information requested by the Staff can be found in the Yanacocha Reports and the Cerro Verde Ore Reserves Report:

October 5, 2020

Requested Information	Yanacocha Report Reference(s)	Cerro Verde Ore Reserves Report Section(s)
Property and geologic maps	- Pages 34 and 35 of the Yanacocha Competent Person Report - Table 12-4 and chapter 8 of the Yanacocha Sulfides Feasibility Study	Sections 3 and 6
Description of the sampling and assaying procedures	Chapter 8 of the Yanacocha Sulfides Feasibility Study	Section 8
Drill-hole maps showing drill intercepts	Chapter 8, appendix 8.1 and 8.2 of the Yanacocha Sulfides Feasibility Study	Sections 6 and 7
Representative geologic cross-sections and drill logs	Chapter 8, appendix 8.1 and 8.2 of the Yanacocha Sulfides Feasibility Study	Sections 6 and 7
Description and examples of the cut-off calculation procedures	- Page 132 of the Yanacocha Competent Person Report - Chapter 12 (Table 12.4) of the Yanacocha Sulfides Feasibility Study	Sections 11 and 12
Cutoff grades used for each category of reserves and resources	Page 132 of the Yanacocha Competent Person Report	Sections 11 and 12
Justifications for the drill hole spacing used to classify and segregate proven and probable reserves	Chapter 8 and appendix 8.2 of the Yanacocha Sulfides Feasibility Study	Sections 11 and 12
A detailed description of the procedures that have been followed in estimating reserves	Chapter 8 of the Yanacocha Competent Person Report	Sections 10 through 19
Engineering or geological reports, including executive summaries of feasibility studies or mine plans and cash flow analyses	- Chapter 8, appendix 8.1 and chapter 12 of the Yanacocha Sulfides Feasibility Study - Chapters 8 and 11 of the Yanacocha Competent Person Report	Sections 1 through 20; Cashflows in Section 19
A detailed schedule of permitting and governmental approvals required for the project, identifying the primary environmental and construction approvals, and your current status relative to the schedule	Chapter 6 (Section 6.3) of the Yanacocha Sulfides Feasibility Study	Sections 3 and 17

If you have any questions, or require additional information relating to the Yanacocha Reports or the Cerro Verde Ore Reserves Report, please contact Alex Lobo at + 51 924 276 231.

October 5, 2020

SEC Comment No. 7.

Note 2.4 - Summary of Significant Accounting Policies, page F-21

Note 2.4(q) - Revenue Recognition, page F-37

We note your disclosure on page F-83 of metal sales revenues prior to an adjustment for commercial deductions, which you describe on page 65 as refinery charges and penalties incurred. Please expand your revenue recognition accounting policy note to discuss the nature of the commercial deductions in relation to your metal sales or sales performance obligations, and the reasons you present these as reductions to sales revenues, based on your application of IFRS 15.

In connection with the foregoing, please also address the following points.

•	Clarify how the accounting that you describe for provisional prices and provisional price arrangements on page F-38 encompasses estimates of both yield and price; and whether your accounting for embedded derivatives is limited to provisional prices.
•	Modify disclosures indicating that adjustments for some provisional price items are being presented within "Net sales of goods," while others are being reported as “fair value gain/losses on provisionally priced trade receivables,” as necessary to establish correlation with the provisional price components, and to indicate where this second caption appears in your financial statements.
•	Address the requirements of paragraphs 56 through 59 of IFRS 15 relative to estimates of yield in your provisional price accounting.

Response to SEC Comment No. 7.

In response to the Staff’s comment, the Company advises the Staff that the commercial deductions that are disclosed as a separate line item in Note 20 to the Company’s financial statements included in Form 20-F (the “Financial Statements”) include adjustments related to treatment and refining charges and certain penalties that will be deducted by the customer from the international fine metal spot price, after the time of sale of the applicable concentrate.

Due to the fact that these commercial deductions generally apply to all of the Company’s sales, the Company deems these deductions to be part of the transaction price that the Company reports under the heading “Net sales of goods”. Pursuant to the requirements of paragraph 47 of IFRS 15, and in line with common industry practice, the reported `transaction price' is the amount that the Company expects to receive in exchange for the delivery of metals to its customers.

The Company also informs that it has disclosed in Note 2.4(q) to the Financial Statements that “[r]evenue from contracts with customers is recognized when control of goods or services are transferred to the customers at an amount that reflects the consideration to which the [Company] expects to be entitled in exchange for those goods and services”.

Additionally, the Company advises the Staff that these commercial deductions are also included by the Company’s management for purposes of calculating the Company’s performance ratios and therefore management believes that presenting such information as a separate line under the note of the Company’s Financial Statements relating to Sales of Goods presents information that is likely to be relevant to the reader of the Financial Statements.

October 5, 2020

In response to the Staff’s comment, the Company’s future filings will provide further information on the reasons why these price adjustments are deducted from revenues.

In connection with the Staff’s request for clarification relating to how the Company’s accounting for provisional prices and provisional price arrangements on page F-38 of the Financial Statements encompasses estimates of both yield and price and whether the Company’s accounting for embedded derivatives is limited to provisional prices, the Company advises the Staff that the applicable pricing to the Company’s sales of concentrates and metals includes a variable price component that is affected by variations in the price of the applicable concentrate or metal from the time the good is shipped to the date of determination of final price. These variations also affect the applicable yield, although such variations are very limited, as described below.

As part of the Company’s evaluation of its application of IFRS 15, the Company concluded that the quantity of concentrates and metals it delivers is subject to slight variations that occur while such goods are in transit to their final destination, due to variations in humidity, weight and ore grades; however, historically such variations have not generally had a material impact on revenue which the Company ultimately recognizes once it reaches an agreement with the applicable customer in respect of final amounts sold.

Regarding provisional pricing arrangements, the Company also advises the Staff that as disclosed in Note 2.4(q) to the Financial Statements, any changes in prices occurring after the relevant quotation period are within the scope of IFRS 9 and not IFRS 15. Given the Company’s exposure to the price of commodities, these trade receivables at provisional prices do not pass IFRS 9’s cash flow characteristics test and are therefore required to be measured at fair value through the measurement of the applicable profit or loss from the time of initial recognition through the applicable settlement date. Any subsequent changes in fair value are recognized in the Company’s consolidated statements of profit or loss for each period and are presented as part of “fair value of accounts receivables”. Changes in fair value during the quotation period are estimated by taking updated forward market prices for metals as reference and further accounting for other fair value considerations pursuant to IFRS 13.

Regarding the Staff’s comment in connection with the estimate of yield, as noted above, the Company makes an initial estimate of the applicable yield on the date that control of the concentrate is transferred to the customer. The Company’s yield estimate takes into consideration the IFRS 15 guidance on constraining variable consideration. In case any subsequent changes in yield are determined to be material, such changes are reassessed in accordance with IFRS 15’s guidance relating to reassessment of variable consideration.

The Company advises the Staff that provisional pricing arrangements as described above relate only to subsequent price movements. TheCompany acknowledges that, in connection with its application of IFRS 15, there may be variations between the estimated yield as of the time control is transferred to the customer and the final yield that is determined once the concentrate arrives at its final destination. However, such variations have historically been deemed immaterial, and hence the Company does not consider them to result in a significant reversal in the amount of cumulative revenue recognized when the uncertainty is resolved.

In Note 20(a) on page F-83 of the Financial Statements, the Company discloses revenue by type of goods or services, and such amount is further included on Note 20(b) as part of the reconciliation of revenue from customers. Additionally, Note 20(b) discloses the “fair value of accounts receivables” in a separate caption, as well as other items that are not included in Note 20(a) to reconcile to the amount in the Consolidated Statement of Profit and Loss. As discussed above, the amount of revenue initially recognized in relation to these provisionally priced sales and which is disclosed as “revenue by type of goods or services” in Note 20(a) on page F-83, is based on an estimate of the relevant forward market price. When the commercial deductions are applied to this estimate, the resulting figure represents the Company’s revenue from contracts with customers under IFRS 15.

October 5, 2020

Subsequent to this initial recognition of revenue, any adjustments between the provisional and final price which occur during the provisional pricing period, are accounted for under IFRS 9 and separately recorded as fair value gains/losses on provisionally priced trade receivables. These amounts are not considered part of IFRS 15 revenue from contracts with customers, but are considered to form part of “net sale of goods” (which is a broader concept of revenue than the one applicable for purposes of IFRS 15) which amounts are presented in the Company’s Consolidated Statement of Profit and Loss.

The Company further advises the Staff that the amount of variable consideration in accounts receivable is included in Note 7 on page F-51 of the Financial Statements under the line “Trade and other receivables, net”. The Company discloses the total amount of the trade receivables with provisional prices on Note 7(a) – Classification by measurement. Furthermore, the change in fair value of those accounts receivable is disclosed in Note 20(b) on page F-83 under the separate line titled “Fair value of account receivables”.

Since IFRS 15 does not require separate disclosure of “revenue from contracts from customers” on the Consolidated Statement of Profit and Loss and simply requires separate disclosure in the financial statements (that the Company includes in Note 20(a) on page F-83 of the Financial Statements), the Company is satisfied that these disclosures comply with the requirements of IFRS 15. Additionally, IFRS 15 and IAS 1 do not preclude such provisional pricing adjustments from being included in a combined balance for purposes of representing total revenue (that the Company refers to as “Net sale of goods”), on the basis that IFRS 15 sets forth the revenue standard relating to revenue from contracts with customers, that can be deemed as a subset of total revenue.

In light of the SEC staff’s comment, the Company will revise its disclosures in future filings with respect to adjustments relating to provisional prices in order to explain the correlation between the provisional and final prices, and will provide further information in the applicable notes of the Financial Statements.

Finally, in connection with the Staff’s request that the Company address the requirements of paragraphs 56 through 59 of IFRS 15 relative to estimates of yield in the Company’s provisional price accounting, the Company advises the Staff that Note 2.4(q) of the Financial Statements discloses its accounting policy relating to variable consideration. For ease of reference, the Company includes the requirements of paragraphs 56 through 59 of IFRS 15 in italics below, together with the Company’s evaluation relative to estimates of yield in the Company’s provisional price accounting.

Constraining estimates of variable consideration

56. An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 53 only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company has evaluated historical information comparing estimated yields to actual received consideration and concluded that there have been no significant reversals in terms of variable consideration amount included in the initial estimate of revenue recognized at the date control was transferred. All yield estimations are subject to the Company’s internal controls and quality management systems, and therefore the Company has controls to ensure that its estimates of ore grades and weight are accurate and therefore does not believe there is a high probability that significant reversals of cumulative revenue will occur at the time the underlying uncertainty is resolved (i.e. when the concentrate is tested upon arrival at its final destination).

October 5, 2020

In terms of ore grades, the Company’s laboratory has controls in place relating to the accuracy of the different metrics used to determine ore grades, and such grades are measured by a specialist prior to making the applicable shipment.

In terms of weight, the Company relies on external information obtained from the ore deposits in the port of shipment. These deposits are certified, have especially calibrated scales and are subject to independent third-party oversight.

57. In assessing whether it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

The Company has evaluated both the likelihood and the magnitude of the revenue reversal as part of its assessment as described in the following paragraphs of paragraph 57 of IFRS 15:

(a) the amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgement or actions of third parties, weather conditions and a high risk of obsolescence of the promised good or service.

Yields are susceptible to factors outside the entity’s influence such as humidity and obsolescence; however, the impact of these factors has historically proven to be generally insignificant due to the Company’s quality controls and the mitigation measures described below.

In order to mitigate the impact of humidity, the Company measures applicable humidity at the time of shipment using both internal and external data.

In order to mitigate obsolescence, the Company contractually transfers all risk related to the goods at the time of shipment (i.e. at the date of the provisional settlement) mostly under Free on Board (FOB) and Cost, Insurance and Freight (CIF) Incoterms. However, please note that based on the nature of the goods sold and as set forth elsewhere in this letter, the Company has evaluated that the impact of factors outside the Company’s influence, such as weather conditions or obsolescence of the promised goods during transit, on the applicable yields or the amount of consideration that the Company will be entitled to receive is generally insignificant.

(b) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

The Company has determined that in light of both standard industry practice and its review of internal information relating to the average time between provisional and final settlement, the uncertainty about the amount of consideration to which the Company is entitled is usually resolved in a short period of time.

October 5, 2020

The Company makes an initial estimate of yield. This estimate takes into consideration the requirements of IFRS 15 applicable to the constraint of variable consideration. Where subsequent changes in yield are determined to be material, such changes are remeasured in accordance with IFRS 15’s requirements on reassessment of variable consideration in a short period of time.

(c) the entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

The Company believes that because of its extensive experience in the mining industry and with these commercial agreements, it is able to reasonably predict whether it is highly probable that a significant reversal in the amount of cumulative revenue will occur relating to yield.

(d) the entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

Not applicable as this section does not relate to changes in provisional yield.

(e) the contract has a large number and broad range of possible consideration amounts.

Because the variables used to estimate the applicable yields are limited to the conditions and terms included in the applicable agreements that the Company enters into with its customers (such as source of the information of ore grade information, weight and price), the possible consideration amounts are limited to a reduced number and range.

58. An entity shall apply paragraph B63 to account for consideration in the form of a sales-based or usage-based royalty that is promised in exchange for a licence of intellectual property.

This paragraph does not apply to the Company’s agreements with customers.

Reassessment of variable consideration

59. At the end of each reporting period, an entity shall update the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. The entity shall account for changes in the transaction price in accordance with paragraphs 87–90.

The Company confirms to the Staff that, as part of its policies, deviations in variable consideration resulting from yield adjustments are assessed and monitored, and in case of any material deviations, the variable consideration is reassessed at the end of each reporting period with the latest information available as of such date, in order to better represent the actual circumstances at that time.

*               *               *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 5, 2020

If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,
/s/ Marcelo Mottesi
Marcelo Mottesi

cc:	Securities and Exchange Commission:
Ken Schuler
Karl Hiller

Compañía de Minas Buenaventura S.A.A.:
Leandro García
Gulnara LaRosa
Rodrigo Echecopar